GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

October 14, 2005

Mr. Stephen G. Krikorian

Branch Chief - Accounting

Securities and Exchange Commission

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

Guardian Technologies International, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Form 10-KSB/A for Fiscal Year Ended December 31, 2004

Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005

Form 8-K Filed March 31 and May 23, 2005

(File No. 000-28238)

Dear Mr. Krikorian:

This will acknowledge receipt of your letter of comment, dated September 16, 2005, regarding the above referenced filings (“letter of comment”) of Guardian Technologies International, Inc. (the “Company”).  Enclosed for filing is an amendment to the Company’s Form 10-Q for the period ended June 30, 2005, reflecting certain changes to the Form 10-Q that was filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2005.  The enclosed amended Form 10-Q (“Amended Form 10-Q”) is being filed to reflect changes in response to comments raised in the letter of comment and to make certain other changes.  We have set forth below responses to the comments raised by the staff in the letter of comment.  The numbered responses set forth below correspond to the numbered paragraphs in your letter of comment:

1.

Comment is noted and will be complied with in future filings of the Company’s Annual Reports on Form 10-K.

2.

Comment is noted and will be complied with in future filings of the Company’s Annual Reports on Form 10-K.

3.

Comment is noted and will be complied with in future filings of the Company’s Annual Reports on Form 10-K.

4.

Comment is noted and will be complied with in future filings commencing with the Company’s Form 10-Q for the period ended September 30, 2005.

5.

Comment is noted and will be complied with in future filings commencing with the Company’s Form 10-Q for the period ended September 30, 2005.

6.

The consulting agreements were generally for a term of one year and in some cases two years.  On the date of execution, the amount of shares issued pursuant to the consulting agreements and the fair market value of the shares so issued was known.  The Company recorded the following book entry:

Dr.

Deferred stock compensation

Cr.

Common stock

Cr.

APIC

At the end of each reporting period, the Company recorded two entries:  (1) amortization of the period costs, and (2) re-measurement of the remaining unamortized shares to the period end fair market value, as follows:

(1)

Dr.

Stock compensation expense

Cr.

Deferred stock compensation

(2)

Dr.

Deferred Stock Compensation

Cr.

APIC

We have attached hereto a schedule that sets forth the flow of entries from inception through expense amortization and re-measurement.  Balances shown on the schedule agree to the balances shown on the Trial Balance for each period end.  Further, at year end the Statement of Stockholders’ Equity reflected the roll-forward of the deferred compensation account including new stock-based agreements, amortization of existing agreements, and the re-measurement of unamortized portions of the existing agreements.

7.

SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, divides the life of a software product into three segments, as follows:

•

Costs incurred before technological feasibility for the product is established are expensed as incurred under SFAS 2. Technological feasibility is determined upon completion of a detailed program design or completion of a working model.

•

Then the product’s second life segment, software production, begins, and the company capitalizes all relevant costs.

•

Once a software product is available for general release to customers, amortization begins for capitalized costs, and subsequent outlays are again expensed as incurred. Amortization of capitalized costs is computed by using a ratio of current and future gross revenues for the product, or by using a straight-line charge-off over the remaining economic life, whichever is greater. Remaining capitalized costs are reported at the lower of unamortized balances or net realizable value of the product, with any write-offs reflected year by year.

SFAS 2, Accounting for Research and Development Costs, requires that R&D generally be expensed as incurred and that each year’s total R&D be disclosed in the financial statements. SFAS 2 views the research component of R&D as a “planned search or critical investigation aimed at discovery of new knowledge” that could result in a new or improved product, service, process, or technique. The development component of R&D is translating “research findings or other knowledge into a plan or design” for a new or improved product, service, process, or technique. Development includes conceptual formulation, design, and testing of product alternatives; construction of prototypes and operation of pilot plants; but not routine alterations to existing products, processes, or operations.

PinPoint – through the date of this letter, the Company continues with the development of a working model of PinPoint.  We continue to search for new ideas, methods, and knowledge to incorporate in our technology and have not established technological feasibility (currently in the testing and validation mode).  We have not capitalized any of the research and development costs to-date and we will be expensing the 3rd quarter 2005 research and development costs incurred.

FlowPoint – the product is commercialized and available for sale to clients.  The software has been installed in several locations.  We purchased FlowPoint as part of our Wise Systems acquisition and account for the software value as an intangible asset.  The value of the intangible asset is being amortized over a period of five years (the estimated useful remaining life of the asset).  At the same time that we are amortizing the intangible asset, we continue to develop new modules to be made commercially available.  These modules are not incorporated into the core product, but rather sold as additional functionality.  We capitalize the production of these modules until commercial release, at which time we begin amortization.

8-11.   (a)

Please be advised that the Company’s management, with the assistance of its certifying officers, evaluated the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) as of the end of the periods covered by the Company’s Form 10-KSB for the year ended December 31, 2004, Form 10-Q for the quarter ended March 31, 2005, and Form 10-Q for the quarter ended June 30, 2005.  We confirm that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the certifying officers concluded that the Company’s disclosure controls and procedures are effective at the “reasonable assurance” level as of the end of the periods covered by the Company’s Form 10-KSB for the year ended December 31, 2005, and the Company’s Form 10-Q for the period ended March 31, 2005.  (See SEC Release No. 33-8238, Section II.F.4.)

(b)

See changes to Item 4, page 32, of the Amended Form 10-Q enclosed herewith in connection with management’s evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s Form 10-Q for the period ended June 30, 2005.  See also response to paragraph 21, below.  Furthermore, the Company’s proposes to address the effectiveness of its disclosure controls and procedures in its Form 10-Q for the quarter ended September 30, 2005.

(c)

Except as noted above and in paragraph 21, below, please be advised that in future filings of its Forms 10-K and 10-Q, the Company will, if true, include the following disclosures under Item 8A of the Form 10-K and Item 4 of the Form 10-Q (consistent with the requirements of Rule 13a-15 and Rule 15d-15 under the Exchange Act and the disclosure requirements of such items):

As of the end of the period covered by this Report, the Chief Executive

Officer and Chief Financial Officer of the Company (the “Certifying Officers”) conducted evaluations of the Company’s disclosure controls and procedures.  As defined under Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including the Certifying Officers, to allow timely decisions regarding required disclosure.  Based on this evaluation, the Certifying Officers have concluded that the Company’s disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company’s disclosure obligations under the Exchange Act, and the rules and regulations promulgated thereunder.

Further, there were no changes in the Company’s internal controls over financial reporting during the period covered by the Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

12.

The Company does not have any written agreement with Motion Computing, a manufacturer and distributor of tablet computers.  However, the Company has an unwritten vendor agreement with Motion Computing pursuant to which Motion Computing has furnished the Company demonstration products for use in connection with the Company’s FlowPoint products, sales and marketing support, and product pricing guidelines.  On July 25, 2005, the Company entered into a non-exclusive Co-marketing Agreement with NeuroStar Solutions, Inc. (“NeuroStar”), a national radiology software solutions provider, pursuant to which NeuroStar may integrate and resell components of the Company’s radiology information system and professional services program to NeuroStar’s customers in North and South America and Europe.  Also, the agreement authorizes Guardian to integrate and resell certain components of NeuroStar’s PACS software program to the Company’s customers in the same territories.  On November 11, 2004, the Company entered into a non-exclusive direct purchasing arrangement with Eizo Nanao Technologies, Inc., for the purchase and resale of certain computer monitors from Eizo for use by the Company’s customers in connection with its FlowPoint products.  On December 3, 2004, (and effective November 23, 2004) the Company entered into a non-exclusive Partner Solutions U.S. Partner Agreement with Avnet, Inc., a value added distributor of computer equipment, pursuant to which that the Company may purchase and resell certain IBM and other computer equipment to the Company’s customers in connection with its FlowPoint products.   On August 12, 2005, the Company entered into a nonexclusive OEM agreement with IBM for the licensing and resale of IBM’s Universe Database software product worldwide.  IBM’s Universe Database is an operating system that the Company utilizes in connection with its FlowPoint product.  The Company’s management does not believe that its agreements with Motion Computing, NeuroStar, Eizo Nanao,

Avnet, or IBM are material agreements.  The agreements were entered into in the ordinary course of the Company’s business.  Moreover, the Company’s management believes that its business is not dependent on any of such arrangements or agreements and that, in the absence of such arrangements or agreements, the Company would be able to readily purchase similar products from other manufacturers and distributors and at similar prices.  Moreover, the Company is not dependent on its non-exclusive agreement with NeuroStar in connection with the distribution of the Company’s FlowPoint products in the covered territories.

13.

      Comment complied with.  See Exhibit 10.20 to the Amended Form 10-Q enclosed herewith.

14.

      We assume for purposes of our response that the comment refers to 2004 and not 2005.

Amortization of intangible assets in 2004 included four components, as follows:  (1) capitalized patent expenses; (2) capitalized research and development expenses; (3) the intangible software asset acquired from DE Vision; and, (4) the intangible software asset acquired from Wise Systems.  The amortization expense in 2004 was higher than the projected expense in 2005 due to the inclusion of the amortization of the DE Vision software asset, which was written-off in its entirety in 2004, as impaired.

Not all of the amortization expense was classified as SG&A in 2004.  $197,278 was included in the Cost of Goods Sold.  The amortization of the DE Vision software was classified as SG&A along with the amortization of the capitalized patent expenses.  During the quarters ended March 31 and June 30, 2005, all amortization expense, except patent expenses, has been classified as Cost of Goods Sold.

With respect to Question 17 of the FASB Staff Implementation Guide, Statement 86, the answer given by the FASB is that the amortization expense related to software products marketed to others is to be expensed.  That is the treatment that we applied at year end and each of the succeeding quarters.  Software products (Wise Systems) held for sale to customers were amortized and the expense was recorded in the Cost of Goods Sold.  Software products (DE Vision) under development were amortized and the expense was recorded in the SG&A.

Similarly to the guidance provided in the FASB Staff Implementation Guide discussed above, we expensed the impairment write-off to SG&A because the impaired software was not being marketed for sale to others.

DEVision software was written off at 12/31/04 as impaired.  No amortization expense has been recorded on this software during 2005.  Patent amortization associated with the research and development of our PinPoint software (just made commercially available at the end of September) is expensed to SG&A.  Software acquired from Wise Systems was expensed to the Cost of Goods Sold in the first two quarters and will be hence forth.

15.

       We believe the stock compensation expense has been appropriately recorded.  The amortization expense has been recorded as a separate line item within the Selling,

General, and Administrative section.  The amortization expense was derived from stock issued to consultants for marketing, investor relations, and general business consulting, as well as, stock options issued to senior executives whose salary and compensation expenses are charged to SG&A and not to Cost of Goods Sold.

16.

      The following table sets forth the equity transactions described in the “Stockholders’ Equity” footnote, and through June 30, 2005, and shows the investment type, date of the transaction, fair market value, offer price, any additional value furnished, and the business purpose of each transaction:

Investment Type	Investment Date	FMV	Offer Price	Add’l. Value	Business Purpose
Employee Direct Investment (A)	9/3/2003	$2.80	$1.50 (B)	None	Working capital.
Private Placement (A)	9/24/2003	$2.70	$1.50 (B)	None	Working capital.
Private Placement	3/1/2004	$3.50	$1.60	None	Working capital, staffing increases, patent costs, research & development.
Direct Investment	3/25/2004	$4.10	$1.60	None	Working capital.
Direct Investment	5/15/2004	$5.15	$1.60	None	Working capital.
Direct Investment	11/8/2004	$4.00	$1.60	None	Working capital.
Direct Investment	12/8/2004	$3.57	$2.00	None	Working capital.
Placement Agent Commission Converted to Equity	6/14/2005	$2.43	$1.50	None	Working capital.
Private Placement	4/15/2005	$2.84	$2.00	None	Working capital, staffing increases, research & development.

(A)

Convertible preferred stock transactions.  Each preferred share was convertible into 1,000 common shares.

(B)

Share price indicated is the post-conversion common stock share price.  The actual preferred share price was $1,500 per share.

Please be advised that, commencing with the Company’s Form 10-Q for the period ended September 30, 2005, the Company will include such information in its Stockholders’ Equity footnote.

17.

Guidance requires that an asset be reviewed for impairment when circumstances indicate that the carrying amount is not recoverable and exceeds its fair value.  One indication of the existence of this impairment is a change in the way the asset is used.  Management reviewed the DEVision asset for impairment due to the fact that the asset had no standalone market resale value and it was no longer contemplated that the asset would be incorporated into other Guardian products.  All development activities had ceased with respect to the asset.  No cash flow analysis was required as management could not envision any revenue producing circumstance.  It was therefore determined that the actual value of the software technology was zero and the impairment write-down was taken.

The following demonstrates how our disclosures comply with paragraph 46 of SFAS No. 142:

46.a.  A description of the impaired intangible asset and the facts and circumstances leading to the impairment.

We provided the following description of the impaired intangible asset:

On December 19, 2003, Guardian purchased certain intellectual property (IP) owned by Difference Engines, including but not limited to certain compression software technology described as Difference Engine’s Visual Internet Applications or DEVision, as well as title and interest in the use of the name and the copyright of Difference Engines.

46.b.

The amount of the impairment loss and the method for determining fair value.

We provided the following:

It has been determined as of December 31, 2004, that the asset is impaired and the Company has taken a $1,498,731 write off.

46.c.

The caption in the income statement or the statement of activities in which the impairment loss is aggregated.

Under the heading of Operating Expenses on the income statement there is a separate caption which indicated the following:  Impairment of software technology.

46.d.

If applicable, the segment in which the impaired intangible asset is reported under Statement 131.

Not applicable.

18.

(a)

Section 4.2(e) of the Asset Purchase Agreement, dated October 23, 2003, as amended December 19, 2003 (the “Asset Purchase Agreement”), provides that the stock payment shares acquired pursuant to the Asset Purchase Agreement may be redeemed in the event such shares “are not (for any reason) eligible for resale under Rule 144 and have not been registered” by the Company under the piggyback registration right granted to the holders in Section 4.2(b).  The purpose of the provision was to help assure that, upon expiration of the lock up period, holders would be able to resell their shares in reliance upon Rule 144 or pursuant to registration under the Securities Act.  The redemption right commences upon expiration of a two (2) year lock up period.  Accordingly, at the expiration of the two (2) year lock up period, and provided a holder is not an affiliate of the Company at the time of sale and has not been an affiliate of the Company during the preceding three months, the holder will be eligible to resell his or her shares pursuant to Rule 144(k) under the Securities Act without regard to the public information, volume limitations, manner of sale, and notice of sale requirements of Rule 144.  Sales of shares by a holder who is also an “affiliate” of the Company would need to comply with the foregoing requirements of Rule 144.  The Company believes that provided it is in compliance with the public information requirements of Rule 144(c) all of such shares would be deemed “eligible for resale under Rule 144” within the meaning of Section 4.2(e).  Moreover, in the event the stock payment shares are not then eligible for resale under Rule 144, the Company could register the shares for resale.  Accordingly, management believes that the “eligibility” of the stock for resale is within its control and that it can assure such eligibility either by continued compliance with the public information requirements of Rule 144 (to the extent sales of stock payment shares are made by any affiliate) or through registration of such stock for resale under the Securities Act.  Although there can be no assurance, the Company does not believe that any of the holders of stock payment shares are currently or, upon expiration of the lock up period, will be deemed affiliates at the Company and will be eligible to resell their shares under Rule 144(k).  The Company accounted for the transaction as an asset acquisition.  The asset (intangible asset – software acquired) was recorded at the fair market value of the common stock on the date of closing.  The closing stock price on that date was $3.85 per share for an indicated fair market value of $2,259,950.  In addition, the Company forgave a loan to the seller of $25,000 and added the debt forgiveness to the purchase price for a total asset value of $2,284,950.  The common stock was recorded at par value and the difference was recorded to Additional Paid-In Capital.  The intangible asset value was then amortized until the point in time when the impairment analysis was completed and the asset written off.

(b)

Pursuant to the terms of a settlement agreement, dated December 17, 2004, between Difference Engines Corporation (“DEC”), the Company, and Mr. Walter Ludwig and Mr. Victor Hamilton, the Company settled certain litigation that the Company had filed against DEC, Ludwig and Hamilton arising from claims asserted by Mr. Bentsen against the Company in connection with the transfer of the assets by DEC to the Company under the Asset Purchase Agreement.  Among other things, the Company released the lock-up restrictions with regard to 58,700 of the stock payment shares issued pursuant to the Asset Purchase Agreement.  The remaining balance of the stock payment shares, namely, 528,300 shares, continued to be subject to the lock up restrictions which expire December 19, 2005.  The purpose of the release of the lock up restrictions was to enable DEC to settle certain claims that had been brought by Mr. Bentsen against DEC, Ludwig, Hamilton and the Company (the “Bentsen Litigation”).  Subsequently, on February 23, 2005, DEC, the Company, Ludwig, Hamilton, and Bentsen entered into a settlement agreement settling the Bentsen Litigation.  The Company understands that all of such 58,700 shares have been sold under Rule 144 and the proceeds thereof used to settle the Bentsen Litigation and to pay DEC’s costs thereof. See paragraphs one and two of Item 3. Legal Proceedings, Form 10-KSB for the year ended December 31, 2004.

19.

(a)

The Company conformed to FASB 141 and accounted for the acquisition using the purchase method.  The fair market value of the consideration, stock and cash, was used as the valuation basis of the acquisition.  The assets and liabilities of Wise Systems were revalued to their respective fair market values.  The Company estimated that 95% of the purchase price was for the acquisition of the intangible software asset and the remaining 5% represented goodwill in the form of trademarks, copyrights, and value of the Wise Systems name.  Since the Company did not plan to market the software under the Wise banner or its original product name in the United States, management believed that there was very little in the way of goodwill associated with the acquisition.  Further, Wise Systems had declining revenues and negative cash flow.

(b)  The Company’s capitalized software development costs represent additional functionality and enhancements to the existing software solution.  These new functions and enhancements have been incorporated into the Company’s standard software package offered to all new clients.  FASB 86 requires the Company to analyze the net realizable value of these capitalized development costs against the unamortized capitalized costs.  As these functions and enhancements are not sold separately from the core product nor are they priced as segmented modules within the core product, the only means of determining net realizable value is the cash flow analysis of the core product.  The Company’s management prepared a detailed projection of revenues and cash flow from the core product.  The indicated value of this cash flow stream indicated a net realizable value greater than the sum of the unamortized capitalized development costs and the unamortized intangible software asset.  No other indicators of impairment existed.  Therefore, management recognized no impairment loss.

20.

As disclosed in Item 6. under the caption “Liquidity and Capital Resources - Net Cash Used in Operations” in the Company’s Form 10-KSB for the year ended December 31, 2004, the measure “net loss after adjustment” reflects the Company’s GAAP “net loss” offset by certain non-cash adjustments and as more particularly set forth in the following table:

Description	Year Ended December 31, 2004
Net Loss	$28,855,121
Less: Depreciation and Amortization	982,034
Stock based compensation expense	20,771,248,
Asset impairment write – off	1,644,415
Non-cash interest expense	1,029,158
Foreign currency translation adjustment	(13,262)
Net loss after adjustment	$ 4,441,528

The Company’s net loss (a GAAP measure) is set forth prominently in the narrative discussion under Item 6 of the Company’s Form 10-KSB for the year ended December 31, 2004, together with a quantitative reconciliation of that measure to the measure “net loss after adjustment” in the narrative discussion.   Although such disclosure is not in a tabular format, management believes that such disclosure reconciles the measure “net loss after adjustment” to the Company’s GAAP net loss in a clear and understandable manner.

As disclosed in Item 2. under the caption “Liquidity and Capital Resources” in the Company’s Forms 10-Q for the quarters ended March 31, and June 30, 2005, the measure “adjusted net loss” reflects the Company’s GAAP “net loss” for the applicable period adjusted to eliminate three non-cash expense items that are set forth in the Company’s “Consolidated Statements of Cash Flows,” the principal of which is an adjustment for stock-based compensation, as more fully set forth in the following table:

Description	Period Ended March 31, 2005	Period Ended June 30, 2005
Net Loss	$4,732,436	$8,017,078
Less: Depreciation and Amortization	133,862	269,599
Stock-based compensation expense	2,880,938	4,328.769
Foreign currency translation adjustment	18,600	62,827
Adjusted net loss	$3,033,400	$3,355,883

The foregoing measures were provided by the Company at the request of the Company’s prior auditors in connection with its disclosure regarding uses of cash flows from operating activities.  The use of such non-GAAP measure was intended to supplement the consolidated financial statements presented in accordance with GAAP, as well as to explain and help clarify for investors the amounts and uses of cash by the Company during the applicable periods without regard to the non-cash items reflected in net loss.  Such presentation is consistent with investor/market expectations and inquiries pertaining to the Company’s cash “burn” rate.  At each reporting date, the Company disclosed the existence of a going concern issue and focused on current available working capital and the Company’s ability to generate necessary go forward working capital.  A key component to evaluating the seriousness of the going concern issue is the Company’s periodic cash “burn” rate, which can best be analyzed through the use of a non-GAAP measure, net loss after adjustment for non-cash charges. It should be noted that the Company discusses in each of the foregoing filings material changes in its results of operations under the caption “Results of Operations,” including changes in the amount of its net loss and the non-cash expenses associated with the amortization of employee stock options and stock issued to outside consultants.  Such non-GAAP measures have not been used by management of the Company for any additional purpose other than for purposes of disclosure in the foregoing Company filings.  See changes to disclosure under the heading “Liquidity and Capital Resources” in Item 2, page 18, of the Amended Form 10-Q enclosed herewith.

21.

      Comment complied with.  See Item 4, page 32, of the Amended Form 10-Q enclosed herewith.

22.

Under the terms of the Distributor Agreement with EGC International, Inc. (“EGC”), dated March 30, 2005 (the “Distributor Agreement”), as disclosed in the Company’s Form 8-K, dated March 30, 2005, the Company has granted to EGC the right to distribute the Company’s PinPoint and FlowPoint products on an exclusive basis in South America and on a non-exclusive basis in Spain, Portugal and Southern France.  Section 8.F. of the Distributor Agreement provides that, in the event the aggregate amounts paid by EGC to the Company during each successive twelve month period commencing six (6) months after the effective date of the agreement with respect to EGC’s licensing and distribution of such products and from certain support services are less than certain minimum amounts set forth on Schedule C to the Distributor Agreement, EGC is required to pay to the

Company a penalty equal to ten percent (10%) of the difference between such agreed upon minimum amount and the amount actually paid by EGC for the applicable twelve (12) month period.  The amount of any such sales shortfall is then added to the minimum sales amount required for the next succeeding twelve month period.  The minimum amount for the twelve (12) month period commencing six (6) months after the effective date of the agreement is $2 million; for the next succeeding twelve (12) month period it is $3 million; and for each succeeding twelve (12) month period it is $5 million. During the quarter ended June 30, 2005, the Company did not book any revenue as a result of this arrangement with EGC.  A “Rental License” is defined in Schedule A to the Distributor Agreement to mean “a license granted to an end user pursuant to an end user license agreement under which the end user pays a monthly license fee and the license expires at the end of the three-year license term.”  Rental License, under FASB 13, to be accounted for as an operating lease.  Rental revenue will be recognized on a straight-line basis and the initial direct costs associated with transaction will be deferred and allocated over the lease term in proportion to the recognition of the rental revenue. A “Lease to Ownership License” is defined in Schedule A to mean “a license granted to an end user pursuant to an end user license agreement under which the end user pays a monthly license fee and the license terminates at the end of a four-year period, except that the end user may elect to convert the Lease to Ownership License to a Perpetual License by the payment of an additional license fee of $1 upon the expiration of the four (4) year period.”  From the lessee’s point-of-view, the lease would be accounted for as a capital lease.  With the lessee having met one of the four criteria for a capital lease, and the collectibility of lease payments being reasonably predictable, and no important uncertainties regarding the lessor’s costs existing, the lease would be accounted for as a sales-type lease.  As a sales-type lease the Company would recognize a lease receivable for the total net lease payments plus the unguaranteed residual value.  Sales revenue would be credited for the present value of the minimum lease payments.  Cost of sales would be the carrying value of the leased asset plus any initial direct costs less the present value of the unguaranteed residual value.  Unearned Interest Income would be credited for the difference between the gross investment and the sales price.  Interest revenue would be calculated and recognized using the effective interest method.  The applicable license fees for each such license are as set forth in Schedule A.  The Company proposes to provide a discussion of the significance of the Distributor Agreement in future filings commencing with the Company’s Form 10-Q for the quarter ended September 30, 2005.  Please note that the Distributor Agreement has been re-filed as Exhibit 10.17 to the Amended Form 10-Q enclosed herewith.

In connection with the enclosed filing, we acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding by the Commission or by any person under federal securities laws of the United States.

For your convenience, attached to this letter a copy of the enclosed Amended Form 10-Q that has been redlined against the Company’s Form 10-Q that was filed on August 12, 2005.  If you have any question regarding the foregoing, please feel free to contact the undersigned at (703) 464-5495 extension 107.

Respectfully submitted,

/s/ William J. Donovan

William J. Donovan

Chief Financial Officer

Attachments:

Schedule - Stock Based Compensation Expense

Enclosure (1)